Via Facsimile and U.S. Mail
Mail Stop 4720

March 29, 2010

John L. Workman
Executive Vice President and
Chief Financial Officer
Omnicare, Inc.
1600 River Center II
100 East River Center Boulevard
Covington, KY 41011

Re: Omnicare, Inc
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-08269

Dear Mr. Workman:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Managements Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Allowance for doubtful accounts, page 78

1. We note that you commenced legal action in 2007 against a group of customers for payment of past due receivables, which equaled $95 million as of December 31, 2009. You state that a significant portion of the receivables is not allowed for. Please tell us the relevant facts and circumstances that led to your conclusion that an allowance was not necessary under ASC 310-10-35.

Inventory, page 81

2. We note that you receive discounts, rebates and other price concessions from pharmaceutical manufacturers. Please address the following:

   a) Disclose the nature and amount of each accrual at the balance sheet date and the factors that you consider in estimating each accrual;

   b) Disclose the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis; and

   c) Provide a roll forward of each accrual for the periods presented showing the following:

   • Beginning balance,
   • Current estimate related to purchases made in current period,
   • Current estimate related to purchases made in prior periods,
   • Actual payments received in current period related to purchases made in current period,
   • Actual payments received in current period related to purchases made in prior periods, and
   • Ending balance.

Goodwill, page 81

3. For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

   • The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and
- Tell us how you considered your market capitalization when determining the fair value of your reporting units.

General

4. Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Special Counsel, at (202) 551- 3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant